Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-238108

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated June 2, 2020 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein or therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated June 2, 2020 to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison Mines Corp. at 40 University Avenue, Suite 1100, Toronto, Ontario M5J 1T1, telephone: 416-979-1991 and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated June 2, 2020

NEW ISSUE	October 8, 2020

DENISON MINES CORP.

US$17,390,000

47,000,000 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Denison Mines Corp. (the “Company” or “Denison”), together with the short form base shelf prospectus dated June 2, 2020 (the “Prospectus”), qualifies the distribution (the “Offering”) of 47,000,000 common shares of the Company (the “Offered Shares”) at a price of US$0.37 per Offered Share (the “Offering Price”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of October 8, 2020, among the Company, Cantor Fitzgerald Canada Corporation (the “Cantor”) and Haywood Securities Inc. (“Haywood” and together with Cantor, the “Lead Underwriters”) together with Canaccord Genuity Corp., Scotia Capital Inc. and TD Securities Inc. (collectively with the Lead Underwriters, the “Underwriters”). See “Plan of Distribution”. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in the United States under the terms of a registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

Unless the context otherwise requires, references to “Offered Shares” include any Over-Allotment Shares (as defined herein) and references to “Common Shares” means all of the common shares of the Company. The Offering Price has been determined by arm’s length negotiations between the Company and the Lead Underwriters, on behalf of the Underwriters.

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and listed on the NYSE American LLC (the “NYSE American”) under the symbol “DNN”. On October 7, 2020, the last trading day prior to the date of the public announcement of the Offering, the closing price of the Common Shares on the TSX was C$0.61 and on the NYSE American was US$0.46. Denison will apply to list the Offered Shares distributed hereunder on the TSX and NYSE American. Listing will be subject to Denison fulfilling all listing requirements of the TSX and NYSE American.

Price US$0.37 per Offered Share

	Price to the Public	Underwriting Commission(1)	Net Proceeds to the Company(2)
Per Offered Share	US$0.37	US$0.0222	US$0.3478
Total(3)	US$17,390,000	US$1,043,400	US$16,346,600

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee (the “Underwriting Commission”) representing 6.0% of the aggregate gross proceeds of the Offering, including proceeds realized from the sale of any additional Common Shares pursuant to the exercise of the Over-Allotment Option (as defined herein), provided the fee payable on subscriptions of Offered Shares (up to a maximum of US$500,000) by certain select persons on the president’s list (the “President’s List”), as agreed upon between the Company and the Lead Underwriters, shall be reduced to 3.0%. Assuming the President’s List is exercised in full, the total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Company” (before deducting expenses of the Offering) will be US$17,390,000, US$1,028,400, and US$16,361,600. See “Plan of Distribution”.
(2)	After deducting the Underwriting Commission, but before deducting expenses related to the Offering estimated at US$650,000, which will be paid from the proceeds of the Offering. See “Use of Proceeds”.
(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined herein), to purchase up to an additional 7,050,000 Offered Shares (the “Over-Allotment Shares”) at a price of US$0.37 per Over-Allotment Share to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Company” (before deducting expenses of the Offering) will be US$19,998,500, US$1,199,910 and US$18,798,590, respectively. This Prospectus Supplement and the Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. Any purchaser who acquires Over-Allotment Shares forming part of the over-allotment position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement and the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, certain United States (“U.S.”) legal matters on behalf of the Company by Troutman Pepper Hamilton Sanders LLP and certain legal matters on behalf of the Underwriters by McMillan LLP.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Underwriters may decrease the price of which the Offered Shares are distributed from the Offering Price. See “Plan of Distribution”.

Closing is expected to take place on or about October 14, 2020 or such other date as may be agreed between the Company and the Lead Underwriter, but in any event not later than 42 days following the date of this Prospectus Supplement (the “Closing Date”).

It is expected that the Company will arrange for the instant deposit of the Offered Shares distributed under this Prospectus Supplement and the Prospectus under the book-based system of registration, to be registered to CDS Clearing and Depository Services Inc. (“CDS”) and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares, except in limited circumstances. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant (a “CDS Participant”) and from or through whom a beneficial interest in the Offered Shares is purchased.

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Offered Shares sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. See “Plan of Distribution”.

None of Cantor Fitzgerald & Co., Haywood Securities (USA) Inc., Canaccord Genuity LLC, Scotia Capital (USA) Inc. or TD Securities (USA) LLC is registered as an investment dealer in any Canadian jurisdiction and, accordingly, it will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The following table sets forth the number of Over-Allotment Shares issuable under the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Available Securities	Exercise Period	Exercise Price
Over-Allotment Option	7,050,000 Over-Allotment Shares	Up to 30 days from the Closing Date	US$0.37 per Over-Allotment Share

A Canadian chartered bank affiliate of Scotia Capital Inc. is a lender to the Company under the credit facility with the Bank of Nova Scotia (the “Credit Facility”). Consequently, the Company may be considered to be a connected issuer of Scotia Capital Inc. under applicable securities laws in certain Canadian provinces and territories. See “Conflict of Interest”.

ii

An investment in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Information”.

Denison is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations for U.S. Holders”.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Denison is incorporated under the laws of Canada, some of its officers and directors and some or all of the experts named in this Prospectus Supplement and the Prospectus are Canadian residents, and its assets are located outside of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Jun Gon Kim, a director of the Company, resides outside of Canada and has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3, Canada as the agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

The registered office and head office of Denison is located at 1100 – 40 University Avenue, Toronto, Ontario M5J 1T1, Canada.

All references in this Prospectus Supplement to “dollars”, “C$” or “$” are to Canadian dollars, unless otherwise stated. References to “US$” or “U.S.$” are to United States dollars.

Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. Neither the Company nor the Underwriters has authorized anyone to provide prospective investors with different or additional information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. Neither the Company nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where such offer is not permitted. A prospective investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus Supplement.

iii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. The Company has not authorized anyone to provide investors with different or additional information. Neither the Company nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where such offer is not permitted. An investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

The Company’s annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with IFRS, as issued by the IASB and are audited in accordance with the standards of the PCAOB. This Prospectus Supplement and the Prospectus are part of the Company’s registration statement on Form F-10 (File No. 333-238108) filed with and declared effective by the SEC under the United States Securities Act of 1933, as amended (the “Securities Act”) on June 3, 2020 (as amended, the “U.S. Registration Statement”). This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Offered Shares.

Unless otherwise indicated, all information in this Prospectus Supplement assumes no exercise of the Over-Allotment Option.

In this Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Denison” or the “Company”, refer to Denison Mines Corp. together with its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein concerning the business, operations and financial performance and condition of Denison constitutes forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation.

Generally, the use of words and phrases like “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” “be taken”, “occur”, “be achieved” or “has the potential to” and similar expressions are intended to identify forward-looking information.

Examples of Forward-Looking Information

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain forward-looking information in several places, including statements pertaining to Denison’s:

•	expectations regarding the ability to raise capital;

•	operational and business outlook, including exploration, evaluation and development plans and objectives;

•	plans for capital expenditure programs, exploration and development expenditures and reclamation costs and timing;

•	results of its Wheeler River pre-feasibility study, including expected capital and operating costs, and plans with respect to the environmental assessment and feasibility study process;

•	plans and expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes;

•	estimates of its mineral reserves and mineral resources;

•	the realization of mineral reserve and mineral resource estimates;

•	expectations about the rest of 2020 and future uranium market prices, production costs and global uranium supply and demand;

•	expectations regarding ongoing joint arrangements and Denison’ share of the same;

•	expectations regarding additions to its mineral reserves and resources through acquisitions and exploration;

•	expectations regarding the toll milling of Cigar Lake ores, and the relationships with its contractual partners with respect thereto;

•	future royalty and tax payments and rates;

•	expectations regarding possible impacts of litigation and regulatory actions;

•	the timing and closing of the Offering;

•	the satisfaction of the conditions to closing of the Offering, including the receipt, in a timely manner, of regulatory and other required approvals; and

•	the proposed use of proceeds of the Offering.

Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future.

Material Risks

Denison's actual results could differ materially from those anticipated. Management has identified the following risk factors which could have a material impact on the Company or the trading price of its Common Shares:

•	the capital intensive nature of mining industry and the uncertainty of funding;

•	global financial conditions, including market reaction to the novel coronavirus (“COVID-19”);

•	risks related to the COVID-19 pandemic;

•	the speculative nature of exploration and development projects;

•	the imprecision of mineral reserve and mineral resource estimates;

•	the risks of, and market impacts on, developing mineral properties;

•	risks associated with the selection of novel mining methods, including the Company’s proposed use of the in-situ recovery (“ISR”) uranium mining method;

•	Denison has a history of negative operating cash flow, which may continue into the future;

•	dependence on obtaining licenses, and other regulatory and policy risks;

•	uncertainty regarding engagement with Canada’s First Nations and Métis;

•	environment, health and safety risks;

•	global demand and international trade restrictions;

•	the impact of uranium price volatility on the valuation of Denison’s mineral reserves and mineral resources and the market price of its Common Shares;

•	uncertainty regarding public acceptance of nuclear energy and competition from other energy sources;

•	volatility in the market price of the Company’s Common Shares;

•	the risk of dilution from future equity or debt financings;

•	dependence on other operators of the Company’s projects;

•	reliance on contractors, experts, auditors and other third parties;

•	the risk of failure to realize benefits from transactions;

•	the risk of Denison’s inability to exploit, expand and replace its mineral reserves and mineral resources;

•	competition for properties;

•	risk of challenges to property title and/or contractual interests in Denison’s properties;

•	the risk of failure by Denison to meet its obligations to its creditors;

•	change of control restrictions;

•	uncertainty as to reclamation and decommissioning liabilities and timing, including the potential for additional funding required as a result of third party estimates and/or changes in applicable regulations;

•	potential for technical innovation rendering Denison’s products and services obsolete;

•	liabilities inherent in mining operations and the adequacy of insurance coverage;

•	the ability of Denison to ensure compliance with anti-bribery and anti-corruption laws;

•	the uncertainty regarding risks posed by climate change;

•	the reliance of the Company on its information systems and the risk of cyberattacks on those systems;

•	dependence on key personnel, including the ability to keep essential operational staff in place as a result of COVID-19;

•	potential conflicts of interest for the Company’s directors who are engaged in similar businesses;

•	limitations of disclosure and internal controls;

•	the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation and its subsidiary, Korea Hydro & Nuclear Power;

•	volatility in the market price of the Common Shares;

•	risks associated with future sales of Common Shares by existing shareholders;

•	risks associated with the Company’s use of proceeds from the sale of its securities;

•	the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future;

•	absence of a market through which the Company’s securities, other than Common Shares, may be sold;

•	risks related to dilution to existing shareholders if stock options or share purchase warrants are exercised;

•	risks related to the liquidity of the Common Shares;

•	the future trading price of the Common Shares on the TSX and NYSE American; and

•	the exercise of the Over-Allotment Option,

as well as those factors referred to in the “Risk Factors” section of the Prospectus and this Prospectus Supplement.

Material assumptions

The forward looking statements in this Prospectus Supplement are based on material assumptions, including the following, which may prove to be incorrect:

•	our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which the Company has based its income and expenditure expectations;

•	our ability to execute our business plans for 2020 in accordance with our previously disclosed outlook for 2020;

•	assumptions regarding the timing and use of our cash resources;

•	our ability to, and the means by which we can, raise additional capital to advance other exploration and development objectives;

•	assumptions that the Company will continue to operate on a going concern basis;

•	financial markets will not in the long term be adversely impacted by the COVID-19 pandemic;

•	our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations;

•	our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;

•	our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

•	our expectations regarding spot prices and realized prices for uranium;

•	our expectations regarding tax rates, currency exchange rates, and interest rates;

•	our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

•	our mineral reserve and resource estimates, and the assumptions upon which they are based;

•	our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals;

•	our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks; and

•	the ability of the Company to fulfil the requirements of the TSX and the NYSE American in connection with the listing of the Offered Shares on the respective stock exchange.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement and the Prospectus under the heading “Risk Factors” and in the Company’s AIF (as defined below).

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are based on the beliefs, expectations and opinions of management as of the date hereof. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers and investors should not place undue reliance on forward-looking statements. Denison does not intend to update forward-looking statements, except as required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING DISCLOSURE REQUIREMENT AND ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and are audited in accordance with the standards of PCAOB, however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports the mineral reserves and mineral resources of the projects it has an interest in, according to Canadian standards. Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”), adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the Securities Act. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC in connection with its probable mineral reserves disclosure, and therefore such mineral reserve disclosure is not comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC. Further, until recently, the SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve”. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and, until recently, have not been permitted to be used in reports and registration statements filed with the SEC.

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in the financial statements included or incorporated by reference herein may not be comparable to similar information made public by United States companies.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, prospective investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information included or incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY AND EXCHANGE RATE INFORMATION

The annual consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS as issued by the IASB and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies.

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus Supplement refer to Canadian dollars. References to “US$” in this Prospectus Supplement refer to United States dollars.

The following table sets forth (i) the rate of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for the conversion of one U.S. dollar into Canadian dollars:

	US$ to C$ Fiscal Year Ended December 31		US$ to C$ 6 Months Ended June 30
	2019	2018	2020	2019
Rate at the end of period	1.2988	1.3642	1.3628	1.3087
Average rate during period	1.3269	1.2957	1.3651	1.3336
Highest rate during period	1.3600	1.3642	1.4496	1.3600
Lowest rate during period	1.2988	1.2288	1.2970	1.3087

The daily average exchange rate on October 7, 2020 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.3275 (C$1.00 = US$0.7533).

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of Denison at 40 University Avenue, Suite 1100, Toronto, Ontario, M5J 1T1, Canada, telephone: 416-979-1991 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement and the Prospectus except as specifically set forth herein.

The following documents, filed with the securities commissions or similar regulatory authorities in the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:

•	the annual information form for the fiscal year ended December 31, 2019, dated as of March 13, 2020 (the “AIF”);

•	the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the notes thereto, management’s report on internal control over financial reporting, and the report of Independent Registered Public Accounting Firm thereon (the “Annual Financial Statements”);

•	management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2019, dated March 5, 2020 (the “Annual MD&A”);

•	the unaudited interim condensed consolidated financial statements of the Company as at June 30, 2020 and for the three and six months ended June 30, 2020 and 2019, together with the notes thereto;

•	management’s discussion and analysis of financial condition and results of operations of the Company as at June 30, 2020 and for the three and six months ended June 30, 2020 and 2019, dated August 6, 2020 (the “Interim MD&A”);

•	the management information circular of the Company dated May 12, 2020 regarding the annual general meeting of shareholders of the Company held on June 25, 2020;

•	material change report dated March 23, 2020 regarding the Company’s announcement of a temporary suspension of activities related to the environmental assessment for the Wheeler River project and other discretionary activities;

•	material change report dated March 31, 2020 regarding the Company’s announcement of an overnight marketed public offering of Common Shares for minimum gross proceeds of US$4.0 million; and

•	the template versions of the marketing materials related to the Offering and filed on October 7, 2020 and October 8, 2020.

Any document of the type referred to in the preceding paragraphs (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that is filed by the Company with a securities commission after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded. Without limiting the foregoing, each document incorporated by reference into the Prospectus prior to the date hereof shall be deemed to have been superseded in its entirety unless such document is also listed above as being incorporated by reference into this Prospectus Supplement.

Information contained on the Company’s website www.densionmines.com, is not part of this Prospectus Supplement, is not incorporated herein by reference and may not be relied upon by investors in connection with an investment in the Offered Shares.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers (included on the signature page to the U.S. Registration Statement); (iii) the Underwriting Agreement; (iv) the consent of PricewaterhouseCoopers LLP; and (v) the consents of certain "qualified persons" referred to in this Prospectus Supplement under "Interest of Experts".

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus Supplement. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the Prospectus Supplement and the Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus Supplement and the Prospectus, before making an investment decision.

Name, Address and Incorporation

Denison was formed by articles of amalgamation as International Uranium Corporation (“IUC”) effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by plan of arrangement under the OBCA (the “IUC Arrangement”). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”

Through its 2013 acquisitions of JNR Resources Inc. (“JNR”) and Fission Energy Corp. (“Fission”) and its 2014 acquisition of International Enexco Limited, Denison increased its project portfolio in Canada, primarily in the Athabasca Basin region in northern Saskatchewan. The Company also diversified its interests in Africa, in anticipation of a future divesture of a portfolio of African uranium interests, with the acquisition of Rockgate Capital Corp. in 2013.

In 2015 and 2016, Denison completed transactions to further its objective of focusing its business on the Company’s core assets in the Athabasca Basin region, completing the sale of its interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia to Uranium Industry a.s. (“UI”) in 2015 (the “Mongolia Transaction”) and completing a transaction with GoviEx Uranium Inc. (“GoviEx”) in 2016 to combine their respective African uranium mineral interests, with GoviEx acquiring Denison’s uranium mineral interests in Zambia, Mali and Namibia (the “Africa Transaction”).

The registered and head office of Denison is located at 1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1, Canada.

The Company is a reporting issuer in all of the provinces and territories of Canada. The Company’s Common Shares are listed on the TSX under the symbol “DML” and the NYSE American under the symbol “DNN”.

The Company has five active subsidiaries: (i) Denison Mines Inc., which was incorporated under the laws of Ontario; (ii) Denison AB Holdings Corp., which was incorporated under the laws of British Columbia; (iii) Denison Waterbury Corp., which was incorporated under the laws of Ontario, through which the Company holds its interests in Waterbury Lake Uranium Corp. and Waterbury Lake Uranium LP, which were acquired by Denison as part of the Fission acquisition in April 2013; (iv) 9373721 Canada Inc., which was incorporated under the laws of Canada; and (v) Denison Mines (Bermuda) I Ltd., which was incorporated under the laws of Bermuda.

Inter-Corporate Relationships

The chart below illustrates the Company’s inter-corporate relationships of its active subsidiaries as at the date hereof:

RECENT DEVELOPMENTS

The outbreak of COVID-19 has disrupted and is expected to continue to disrupt the Company’s previously disclosed business and operational plans for fiscal 2020 and beyond. The length or severity of these disruptions are unknown at this point in time. For example, on March 20, 2020, the Company announced a decision to temporarily suspend the Environmental Assessment (“EA”) process for the Wheeler River project and other discretionary activities due to the significant social and economic disruption that has emerged as a result of the COVID-19 pandemic and the Company's commitment to ensure employee safety, support public health efforts to limit. The Company identified the EA process as a key element of the Wheeler River project's critical path. Accordingly, the decision to temporarily suspend the EA process is expected to impact the project development schedule outlined in the Pre-Feasibility Study (“PFS”) completed for the project earlier in 2018. See “Use of Proceeds – Business Objectives and Milestones” for further information.

Certain of the Company’s field operations have been resumed (such as the resumption of ISR field testing activities focused on Phoenix at Wheeler River announced in July 2020), and in order to ensure the Company’s operations comply with all applicable health and safety guidelines associated with the COVID-19 pandemic, all operating procedures have been reviewed and adapted to incorporate physical distancing and enhanced hygiene protocols, as well as special travel protocols designed by Denison for northern Saskatchewan. Denison will continue to monitor the course of, health and safety guidelines with respect to, the pandemic and may further alter or suspend operations as appropriate or necessary.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, you should carefully consider the risks described below, as well as the risks described under the “Risk Factors” section of the Prospectus and the AIF before purchasing the Offered Shares.

Risks Related to Our Securities

Use of Proceeds

While information regarding the use of proceeds from the sale of the Offered Shares is described under the heading “Use of Proceeds”, we retain broad discretion over the use of the net proceeds from the Offering. The Company has identified certain forward-looking plans and objectives for the proceeds, but the Company’s ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as continued or new impacts of COVID-19 on society and the Company’s operations, the results of continued exploration and evaluation activities on the Company’s access to sufficient capital and resources, and the impact that any such event could have on anticipated costs and timelines. Because of the number and variability of factors that will determine our use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spends the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may increase our losses.

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance our operations, exploration, development, acquisitions or other projects. We are authorized to issue an unlimited number of Common Shares. We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our Common Shares are subject to various factors that have historically made share prices volatile.

The market price of our Common Shares may be subject to large fluctuations, which may result in losses to investors. The market price of the Common Shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the arrival or departure of key personnel; the number of Common Shares to be publicly traded after an offering pursuant to any prospectus supplement; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”.

The market price of the Common Shares may be affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.

The market price of the Common Shares could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity.

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company’s outstanding stock options or the vesting of the Company’s outstanding share units may also reduce the market price of the Common Shares. Additional Common Shares, stock options and share units may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and NYSE American. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE American. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

U.S. investors may find it difficult to enforce U.S. judgments against the Company.

The Company is incorporated under the laws of Ontario, Canada and the majority of the Company’s directors and officers are not residents of the United States. Because all or a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

The Company has never paid, and does not currently anticipate paying, dividends.

The Company has paid no dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our consolidated share or debt capital since June 30, 2020, the date of our financial statements for the most recently completed financial period.

USE OF PROCEEDS

The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be US$15,696,600 (determined after deducting the Underwriting Commission of US$1,043,400 and estimated expenses of the Offering of US$650,000). If the Over-Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering will be US$18,148,590 (determined after deducting the Underwriting Commission of US$11,199,910 and estimated expenses of the Offering of US$650,000).

Taking into account the Company’s current estimates of available funds and, if required, financial resources including portfolio investments, the net proceeds are expected to be largely used to fund the resumption of the EA for the Wheeler River project, and certain associated evaluation programs expected to be required to support the EA and the completion of a future feasibility study for Phoenix as an ISR uranium mining operation. Denison currently intends, subject to its sole discretion to change such allocation after the date of this Prospectus Supplement, to use the net proceeds as follows:

Activity or Nature of Expenditure	Approximate Use of Net Proceeds
Wheeler River Evaluation and EA Activities	US$14,696,600
General, Corporate and Administrative Expenses	US$1,000,000
Total	US$15,696,600

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on future developments in relation to the advancement of Wheeler River or unforeseen events, including those listed under “Risk Factors” of the Prospectus and the AIF. Potential investors are cautioned that notwithstanding the Company’s current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company’s best interests.

In the event that the Over-Allotment Option is exercised, the additional net proceeds of the Over-Allotment Option are expected to provide additional funding for both Wheeler River evaluation and EA efforts as well as general, corporate and administrative activities.

The Company generates no operating revenue from exploration or evaluation activities on its property interests and has negative cash flow from operating activities. The Company anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at a particular project. To the extent that the Company has negative operating cash flows in future periods in excess of amounts disclosed above in the use of proceeds table, it may need to deploy a portion of its existing working capital to fund such negative cash flow. See “Risk Factors” in the Prospectus and the AIF.

Business Objectives and Milestones

In December 2018, the Company's Board of Directors and the Wheeler River Joint Venture approved the advancement of the Wheeler River project, following a detailed assessment of the strong economic results produced by the Wheeler River PFS. With this decision, Denison’s strategic focus turned to the initiation of the Environmental Assessment (“EA”) process and the technical de-risking of the application of the ISR mining method at Phoenix.

The EA was formally initiated during the second quarter of 2019, when the Canadian Nuclear Safety Commission (“CNSC”) and the Saskatchewan Ministry of Environment (“SK MOE”) accepted the Provincial Technical Proposal and Federal Project Description (the “Project Description”) submitted by Denison for the ISR uranium mine and processing plant proposed for Wheeler River. The EA process was temporarily suspended in March 2020. The proceeds from the offering are expected to allow for the resumption of the EA process – including required community consultation activities and environmental assessments necessary to support the future submission of a draft Environmental Impact Statement (“EIS”) to the CNSC and SK MOE. Plans regarding the scope and timing of a resumption of the EA process, and the completion of a draft EIS, are being developed, with consideration being given to advancing an EA amidst COVID-19, and may differ from the plans originally disclosed for fiscal 2020 prior to suspension. The Company is developing its plans with a current target of submitting a draft EIS in early 2022. Additional EA activities will be required after the submission of the draft EIS before a final EIS is approved.

Following completion of the Wheeler River PFS, plans were devised to technically de-risk the use of the ISR mining method at Phoenix by systematically addressing the most significant technical risks identified in the PFS on a priority basis – including assessing the impact of the varied permeability of the orebody, the leachability of the uranium from the ore, and the technical ability to install a freeze dome over the deposit. In 2019, technical de-risking efforts focused on field work, involving the development several ISR test wells at Phoenix and the completion of extensive hydrogeological test work, which supported the demonstration of “proof of concept” for the application of ISR mining at Phoenix. The Company also completed a series of successful core leach tests. Further de-risking efforts are required, and plans are under development as part of an integrated effort to advance the EA and prepare for the future completion of a Feasibility Study (“FS”). The proceeds from the Offering are expected to facilitate the continuation of various technical studies (including additional field studies and/or demonstrations) that are expected to be required to support a future Feasibility Study. Plans regarding the scope and timing of future technical studies are being developed presently, with activities in 2021 expected to include those required to support the draft EIS and to facilitate the completion of potential additional technical studies in future years. Future technical studies are expected to be required to support the completion of a future FS, which is targeted for completion coincident with the Company’s expected timeline for an approved EA.

The extent of environmental and technical programs necessary to advance the EA and a future FS will be determined based on the results from initial programs and the associated technical assessments. Accordingly, additional environmental and evaluation programs, that are currently not contemplated, may be required. Additional funding for both the currently planned and potential future programs, will be required to advance the project through the EA and to a completed FS.

Mr. David Bronkhorst, Vice-President Operations of the Company, is the qualified person, within the meaning of NI 43-101, who has reviewed and confirmed the above-noted use of net proceeds allocations are reasonable.

PRIOR SALES

The following table summarizes the issuances by Denison of Common Shares within the 12 months prior to the date of this Prospectus Supplement:

Date	Type of Security	Price per Security	Number of Securities
November 28, 2019(2)	Common Shares	C$0.58	32,262
December 6, 2019(3)	Common Shares	C$0.68	6,934,500
March 31, 2020(1)	Common Shares	-	37,664
April 2, 2020(1)	Common Shares	-	17,665
April 9, 2020(1)	Common Shares	US$0.20	28,750,000
May 4, 2020(1)	Common Shares	-	10,666
May 15, 2020(1)	Common Shares	-	22,000
May 19, 2020(1)	Common Shares	-	11,000
May 25, 2020(1)	Common Shares	-	5,000
May 29, 2020(1)	Common Shares	-	11,000
August 13, 2020(5)	Common Shares	C$0.55	20,000
August 14, 2020(1)	Common Shares	-	119,621
August 27, 2020(5)	Common Shares	C$0.55	100,000
August 31, 2020(1)	Common Shares	-	4,333
September 2, 2020(5)	Common Shares	C$0.55	20,000

Notes:

(1)	Issued pursuant to the settlement of vested share units.

(2)	Issued as partial consideration pursuant to an agreement with Eros Resources Corp (“Eros”) whereby Denison acquired Eros’ 17.42% minority interest in the Murphy Lake project.

(3)	Issued pursuant to a “bought deal” private placement of flow-through Common Shares, for gross proceeds of approximately C$4.7 million.

(4)	Issued pursuant to a “bought deal” public offering of Common Shares, for gross proceeds of US$5,750,000.

(5)	Issued pursuant to the exercise of vested stock options.

The following table summarizes the grants made by Denison of stock options of Denison, within the 12 months prior to the date of this Prospectus Supplement(1):

Date	Security	Price per Security(2)	Number of Securities
November 11, 2019	Stock options	C$0.61	287,000
March 9, 2020	Stock options	C$0.455	3,523,000
August 10, 2020	Stock options	C$0.66	46,000

Notes:

(1)	As of the date of this Prospectus Supplement, there were 15,589,743 stock options outstanding.

(2)	The “price per security” in the table above is the exercise price of the stock options granted.

The following table summarizes the grants made by Denison of share units of Denison, within the 12 months prior to the date of this Prospectus Supplement(1):

Date	Security	Price per Security(2)	Number of Securities
March 16, 2020	Restricted Share Units	C$0.32	2,745,000
April 2, 2020	Performance Share Units	C$0.38	180,000
May 27, 2020	Restricted Share Units	C$0.57	539,750
August 10, 2020	Restricted Share Units	C$0.66	20,000

Notes:

(1)	As of the date of this Prospectus Supplement, there were 7,790,899 share units outstanding.

(2)	The “price per security” in the above table is the closing price on the date prior to issuance.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the symbol “DML”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the periods indicated.

Month	High (C$)	Low (C$)	Volume
October 1 – 7, 2020	0.69	0.52	2,542,386
September 2020	0.75	0.51	10,716,271
August 2020	0.70	0.60	6,556,308
July 2020	0.66	0.47	8,945,713
June 2020	0.58	0.44	8,171,167
May 2020	0.66	0.54	8,758,187
April 2020	0.68	0.335	19,516,703
March 2020	0.49	0.235	12,181,889
February 2020	0.51	0.415	6,655,698
January 2020	0.54	0.43	10,849,179
December 2019	0.57	0.505	7,333,202
November 2019	0.64	0.55	3,821,352
October 2019	0.65	0.59	3,737,299

Source: Bloomberg

The Common Shares are listed for trading on the NYSE American under the symbol “DNN”. The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the periods indicated.

Month	High (US$)	Low (US$)	Volume
October 1 – 7, 2020	0.522	0.3915	740,896
September 2020	0.575	0.3824	2,342,393
August 2020	0.54	0.4601	1,931,490
July 2020	0.496	0.345	2,611,123
June 2020	0.43	0.3212	2,150,352
May 2020	0.48	0.382	1,721,855
April 2020	0.4888	0.23	4,645,948
March 2020	0.38	0.19	3,817,250
February 2020	0.39	0.31	2,153,148
January 2020	0.4165	0.321	1,922,055
December 2019	0.4314	0.385	1,883,836
November 2019	0.48	0.42	774,258
October 2019	0.49	0.45	744,051

Source: Bloomberg

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to this Prospectus Supplement and who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) a Holder that has an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) a Holder that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (f) a Holder that is exempt from tax under the Tax Act; (g) a Holder that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Offered Shares, as those terms are defined in the Tax Act; or (h) a Holder that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, any specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and will normally be deductible in computing such Resident Holder’s taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is in a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by a resident who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, as long as the Offered Shares are then listed on a designated stock exchange (which currently includes the TSX), the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons which do not deal at arm’s length with the Non-Resident Holder, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

The Offered Shares of a U.S. Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Offered Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under “Residents of Canada – Disposition of Offered Shares” and “Residents of Canada - Taxation of Capital Gains and Losses” will generally apply.

Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own advisors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Offered Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations thereunder (whether final, temporary or proposed), published rulings and court decisions, and the Canada-U.S. Tax Convention, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Offered Shares in the Offering pursuant to this Prospectus Supplement and that hold those Offered Shares as capital assets (generally, property held for investment). This summary also does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis, or the tax consequences of transactions effected prior or subsequent to, or concurrently with, the acquisition of any Offered Shares. We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below, and there can be no assurance that the IRS will not take positions concerning the tax consequences of the acquisition, ownership or disposition of Offered Shares that are different from those discussed below.

This summary provides only a general discussion and is not a complete analysis of all potential tax consequences arising from an investment in the Offered Shares. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including non-U.S. tax consequences, state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons holding Offered Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Offered Shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired the Offered Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement;

•	persons holding the Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•	persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding Common Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of Offered Shares.

For the purposes of this summary, a “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Offered Shares and is:

•	An individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

PERSONS CONSIDERING AN INVESTMENT IN OFFERED SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

Passive Foreign Investment Company Rules

If we are classified as a passive foreign investment company (“PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). Pursuant to proposed Treasury Regulations, we will also be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any partnership, the equity of which we own, directly or indirectly, 25% or more (by value). In addition, if we own, directly or indirectly, less than 25% (by value) of the equity of a partnership, our proportionate share of the income of the partnership will be treated as passive income, and the partnership interest will be treated as a passive asset. The proposed Treasury Regulations would apply to tax years of U.S. persons that are shareholders in certain foreign corporations beginning on or after the date of publication of the Treasury decision adopting the proposed Treasury Regulations as final regulations in the Federal Register.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company.

If we are classified as a PFIC in any year that a U.S. Holder owns any Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns any Common Shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules or (ii) the U.S. Holder makes a Qualified Electing Fund Election (a “QEF Election”) for all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold such U.S. Holder’s Common Shares at their fair market value and any gain from such deemed sale would be subject to the “excess distribution” rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC, a U.S. Holder will be subject to special tax rules for any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Offered Shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Offered Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Offered Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Offered Shares cannot be treated as capital, even if a U.S. Holder holds the Offered Shares as capital assets.

In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. Currently, we do not expect that we would provide the information necessary for U.S. Holders to make a QEF Election if we determine that we are a PFIC. Thus, prospective investors should assume that a QEF Election will not be available.

U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Offered Shares by making a mark-to-market election with respect to the Offered Shares, provided that the Offered Shares are “marketable.” Offered Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Offered Shares will be considered regularly traded in any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades, the principal purpose of which is to meet this requirement, will be disregarded. The Offered Shares are listed on the NYSE American, which is a qualified exchange for these purposes. Consequently, if the Offered Shares remain listed on the NYSE American and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its own tax advisor as to whether a mark-to-market election is available or advisable with respect to the Offered Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year the Company is a PFIC an amount equal to the excess, if any, of the fair market value of the Offered Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Offered Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Offered Shares over the fair market value of the Offered Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Offered Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Any loss in excess thereof will be taxed as a capital loss, and capital losses are subject to significant limitations under the Code. Once made, the election cannot be revoked without the consent of the IRS unless the Offered Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Offered Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to the U.S. Holder’s indirect interest in any of our investments that are treated as an equity interest in a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the tax consequences of the alternative treatments would be in their particular circumstances.

A U.S. Holder that owns shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department (“U.S. Treasury”). Failure to do so, if required, will extend the statute of limitations until three years after such required information is furnished to the IRS. Each U.S. Holder should consult its own tax advisor regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE OFFERED SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE OFFERED SHARES.

Cash Dividends and Other Distributions

Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Offered Shares, a U.S. Holder generally will be required to include such distributions in its gross income (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles). The amount of the distribution in excess of our current or accumulated earnings and profits is treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Offered Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the U.S. Holder (as described below under the heading “Sale or Disposition of Offered Shares”). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution with respect to the Offered Shares will constitute dividend income. Dividends paid on the Offered Shares will not be eligible for the dividends received deduction allowed for distributions from U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information provision and that the U.S. Treasury has determined is satisfactory for these purposes and (ii) it is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Offered Shares are readily tradable on an established securities market, the NYSE American. We may also be eligible for the benefits of the Canada-U.S. Tax Convention. Accordingly, subject to the PFIC rules discussed above, we expect that a non-corporate U.S. Holder should qualify for the reduced tax rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.

If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Offered Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by us generally will constitute foreign source income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Offered Shares

Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, a U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Offered Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Offered Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Offered Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Offered Shares determined in U.S. dollars. The initial tax basis of the Offered Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Offered Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Offered Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Offered Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or certain trusts, and whose incomes exceed certain thresholds, must pay a 3.8% tax, or “Medicare contribution tax”, on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its own tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of its investment in the Offered Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

U.S. Holders paying more than $100,000 for the Offered Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Offered Shares. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax returns. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S.

Holders should consult their own tax advisors regarding their reporting obligations with respect to their acquisition, ownership and disposition of Offered Shares and the application of the U.S. information reporting and withholding rules.

PLAN OF DISTRIBUTION

The Offered Shares will be offered in each of the provinces and territories of Canada, except Québec, and in the United States pursuant to the multijurisdictional disclosure system and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 47,000,000 Offered Shares at the Offering Price of US$0.37 per Offered Share, payable in cash to the Company against delivery of such Offered Shares, on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriting Commission equal to 6.0% of the gross proceeds of the Offering (US$0.0222 per Offered Share, for an aggregate fee payable by the Company of US$1,043,400, exclusive of any Underwriting Commission payable in connection with the Over-Allotment Shares), provided the fee payable on subscriptions of Offered Shares (up to an aggregate maximum of US$500,000) by certain select persons on the President’s List, as agreed upon between the Company and the Lead Underwriters, shall be reduced to 3.0%. Assuming the President’s List is exercised in full, the Underwriters will be paid an Underwriting Commission of US$1,028,400, exclusive of any Underwriting Commission payable in connection with the Over-Allotment Shares. The Offering Price was determined by negotiation between the Company and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriting Commission set forth on the cover page of this Prospectus Supplement, the number of Offered Shares listed next to its name in the following table:

Number of Offered Shares
Cantor Fitzgerald Canada Corporation	42.5%
Haywood Securities Inc.	42.5%
Canaccord Genuity Corp.	5%
Scotia Capital Inc.	5%
TD Securities Inc.	5%
Total	100%

Pursuant to the Underwriting Agreement, Denison has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 7,050,000 Offered Shares at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. This Prospectus Supplement qualifies for distribution the Offered Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option.

A purchaser who acquires Over-Allotment Shares forming part of the Underwriters' over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Cantor Fitzgerald Canada Corporation, Haywood Securities Inc., Canaccord Genuity Corp, Scotia Capital Inc. and TD Securities Inc. may sell Offered Shares in the United States through their U.S. affiliates, Cantor Fitzgerald & Co., Haywood Securities (USA) Inc., Canaccord Genuity LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC, respectively, which are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Cantor Fitzgerald & Co., Haywood Securities (USA) Inc., Canaccord Genuity LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC will only be offering the Offered Shares in the United States. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States.

The Company understands that certain directors and officers of the Company may purchase Offered Shares under the Offering.

Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction.  The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares.  These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution.  Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market.  These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities.  As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market.  Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard "litigation out", "financial out", "disaster out" "regulatory out" and "material adverse change out" rights of termination.

The Underwriters are obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. Denison has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$90,000 (exclusive of taxes and disbursements).

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company for a period of 90 days from the Closing Date, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent to not be unreasonably withheld or delayed, other than: (i) pursuant to the grant of options or other securities (including RSUs and DSUs) in the normal course pursuant to any equity compensation plan in effect as of the date of the Underwriting Agreement and issue Common Shares upon the exercise of such options or vesting of such securities; (ii) the issuance of Common Shares upon the exercise, vesting or conversion, as the case may be, of any options, RSUs, warrants, special warrants or other convertible securities of the Company outstanding as of the date of the Underwriting Agreement;  and (iii) the issuance of Common Shares or securities convertible into or exchangeable for Common Shares in connection with one or more bona fide non-financing transactions with third parties.

The Company has agreed to use its reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, without the prior written consent of Cantor, which consent is not to be unreasonably withheld, issue, offer, sell (including any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.

This Prospectus Supplement and Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters may agree to allocate a number of Offered Shares to the Underwriters and their U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  The closing of the Offering is expected to occur on or about  October 14, 2020, which will be the third business day following the pricing of the Offering. Since trades in the stock market generally settle in two business days, purchasers who wish to trade Common Shares prior to the delivery of the Offered Shares hereunder will be required, by virtue of the fact that the Offering will settle four business days following pricing of the Offering, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares prior to their date of delivery hereunder should consult their advisors.

Notice to Investors

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no offer of any securities which are the subject of the offering contemplated by this Prospectus has been or will be made to the public in that Relevant State, except that an offer of such securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires Offered Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In addition, in the United Kingdom, this Prospectus Supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are Qualified Investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth persons falling within Article 49(2)(a) to (d) of the Order; or (iii) other such persons to whom it may lawfully be communicated or caused to be communicated, ((i) to (iii) together, the “Relevant Person”).

This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

This Prospectus Supplement contains no offer to the public within the meaning of section 102B of FSMA. This Prospectus is not a prospectus for the purposes of Section 85 of the Financial Services and Markets Act 2000 (“FSMA”). Accordingly, this Prospectus has not been nor will it be approved as a prospectus by the FCA under Section 87A of the FSMA and it has not been filed with the FCA pursuant to the United Kingdom Prospectus Rules nor has it been approved by the LSE or by a person authorised for the purposes of Section 21 of FSMA. Any invitation or inducement to engage in investment activity within the meaning of Section 21 of FSMA may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This Prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this Prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that such person is aware of the restriction on offers of the securities described in this Prospectus and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The Offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and an initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This Prospectus Supplement has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offered Shares under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	where the transfer is by operation of law.

Conflict of Interest

A Canadian chartered bank affiliate of Scotia Capital Inc. is a lender to the Company under the Credit Facility. Consequently, the Company may be considered a connected issuer of Scotia Capital Inc. under applicable securities laws in certain Canadian provinces and territories.

As of December 31, 2019, the Company had fully drawn down the Credit Facility. As of the date hereof, the Company is in compliance with all material terms of the agreements governing the Credit Facility and none of the lenders under the Credit Facility has waived any breach by the Company thereunder since the execution of the Credit Facility (with the exception of immaterial waivers given for specific covenants and administrative matters in the ordinary course). The Credit Facility is secured by way of a pledge of shares of DMI.

The decision to distribute the Offered Shares hereunder and the determination of the terms of the distribution were made through arm’s length negotiations between the Company and the Lead Underwriters, on behalf of the Underwriters. The lenders under the Credit Facility did not have any involvement in such decision or determination. None of the Underwriters will receive any direct benefit from the Offering other than receipt of their respective share of the Underwriters’ Commission. However, the Company intends to use a portion of the net proceeds of the Offering for general corporate purposes, which may include the reduction of future debt outstanding under the Credit Facility.

As a consequence of the Offering, Scotia Capital Inc. will receive its share of the Underwriters’ Commission.

AGENT FOR SERVICE OF PROCESS

Jun Gon Kim, a director of the Company, resides outside of Canada and has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Jun Gon Kim, Director	Blakes Vancouver Services Inc. c/o Blake, Cassels & Graydon LLP Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Troutman Pepper Hamilton Sanders LLP, with respect to matters of U.S. law and on behalf of the Underwriters by McMillan LLP. Certain legal matters of US law in connection with the Offering will be passed upon by Troutman Pepper Hamilton Sanders LLP. As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP, Troutman Pepper Hamilton Sanders LLP and McMillan LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

INTEREST OF EXPERTS

The scientific and technical information contained in the AIF, Annual MD&A and the Interim MD&A were reviewed and approved by David Bronkhorst, P.Eng. and Vice President Operations of the Company and a “Qualified Person” as defined in NI 43-101.

The principal author of the technical report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada” dated October 30, 2018 was Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. (“SRK”), who is independent in accordance with the requirements of NI 43-101.

The technical report entitled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan” dated December 21, 2018 was authored by Serdar Donmez, P.Geo.,E.I.T., Dale Verran, Pr.Sci.Nat., P.Geo., and Paul Burry, P.Geo. of Denison, Oy Leuangthong, P.Eng, and Cliff Revering, P.Eng, of SRK, Allan Armitage, P.Geo, of SGS Geostat and Alan Sexton, P.Geo, of GeoVector Management Inc. (“GeoVector”). Each of Messrs. Leuangthong, Revering, Armitaage and Sexton, and their respective firms, are independent in accordance with the requirements of NI 43-101.

Roscoe Postle Associates Inc. (“RPA”), which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101, prepared the following technical reports: (a) the technical report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.; (b) the technical report entitled “Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan” dated January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo.; and (c) the technical report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.

The technical report entitled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018 was authored by Dale Verran, MSc, Pr.Sci.Nat. and Chad Sorba, P.Geo, of the Company and G. David Keller, PGeo, formerly of SRK, and Oy Leuangthong, PEng, of SRK. Each of Messrs. Keller and Leuangthong and SRK are independent in accordance with the requirements of NI 43-101.

To the knowledge of Denison as of the date hereof, each of Mr. Bronkhorst, RPA, GeoVector, SGS Geostat, and SRK and each of their respective partners, employees and consultants who participated in the preparation of the aforementioned reports, or who were in a position to influence the outcome of such reports, are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

INDEPENDENT AUDITOR

The Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2019 is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, (“PwC”), located at 18 York Street, Suite 2600, Toronto, Ontario, Canada, M5J 0B2.

PwC reports that they are independent from the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario, and are independent with respect to the Company within the meaning of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and PCAOB.

As further described in notices filed on SEDAR and EDGAR on October 6, 2020, Denison has appointed KPMG LLP as its new auditor for the financial year ending December 31, 2020. The appointment of KPMG LLP for the following financial year will be subject to approval at the next annual general meeting of Denison’s shareholders

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 and 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the OBCA. Some of our directors and officers, and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with our U.S. Registration Statement of which this Prospectus Supplement and Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison Mines Corp,, at 40 University Avenue, Suite 1100, Toronto, Ontario, M5J 1T1, telephone: 416-979-1991 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 2, 2020

DENISON MINES CORP.

C$175,000,000

Common Shares

Subscription Receipts

Units

Debt Securities

Share Purchase Contracts

Warrants

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Denison Mines Corp. (the “Company” or “Denison”) listed above in one or more series, issuances or sales of outstanding securities, with a total offering price of such securities, in the aggregate, of up to C$175,000,000 (or the equivalent thereof in United States dollars or one or more foreign currencies or composite currencies). The securities may be sold by the Company. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and listed on the NYSE American LLC (“NYSE American”) under the symbol “DNN”. On June 1, 2020, being the last full trading day prior to the date hereof the closing price of the Common Shares on the TSX was C$0.56 and on the NYSE American was US$0.41. Unless otherwise specified in an applicable prospectus supplement, any subscription receipts, units, debt securities, share purchase contracts and warrants we may issue will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which these securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

No underwriter or agent has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. The Company’s securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by the Company from time to time, or by the Company directly pursuant to applicable statutory exemptions. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. A purchaser who acquires securities forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the anticipated net proceeds to the Company from the sale of such securities, the amounts and prices at which such securities are sold and, if applicable, the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated under the laws of Canada, some of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The registered and head office of Denison is located at 1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1, Canada.

Jun Gon Kim, a director of the Company, resides outside of Canada and has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3, Canada as the agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

(ii)

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement, or the date of any documents incorporated by reference herein. The Company’s business, operating results, financial condition and prospects may have changed since the date of this prospectus.

(iii)

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in any registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Denison” or the “Company”, refer to Denison Mines Corp. together with our subsidiaries.

This prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) relating to the securities that the Company has filed or will file with the SEC. Under the U.S. Registration Statement, the Company may, from time to time, sell securities described in this prospectus in one or more offerings up to an aggregate offering amount of $175,000,000. This prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the securities that the Company may offer. Each time the Company sells securities under the U.S. Registration Statement, it will provide a prospectus supplement that will contain specific information about the terms of that offering of securities. A prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Documents Incorporated by Reference”. This prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the securities.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING DISCLOSURE REQUIREMENTS AND ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are audited in accordance with the standards of PCAOB, however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws.

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The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”), adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC in connection with its probable mineral reserves disclosure, and therefore such mineral reserve disclosure is not comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC. Further, until recently, the SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve”. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and, until recently, have not been permitted to be used in reports and registration statements filed with the SEC.

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in the financial statements included or incorporated by reference herein may not be comparable to similar information made public by United States companies.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, prospective investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information included or incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this prospectus and the documents incorporated by reference herein concerning the business, operations and financial performance and condition of Denison constitutes forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation.

Generally, the use of words and phrases like “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” “be taken”, “occur”, “be achieved” or “has the potential to” and similar expressions are intended to identify forward-looking information.

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Forward-looking information involves known and unknown risks, uncertainties, material assumptions and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements.

Denison believes that the expectations and assumptions reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking information should not be unduly relied upon. This information speaks only as of the date of this prospectus, and Denison will not necessarily update this information, unless required to do so by securities laws.

Examples of Forward-Looking Information

This prospectus and the documents incorporated by reference herein contain forward-looking information in a number of places, including statements pertaining to Denison’s:

•	expectations regarding the ability to raise capital;
•	operational outlook, including exploration, evaluation and development plans and objectives;
•	plans for capital expenditure programs, exploration and development expenditures and reclamation costs and timing;
•	results of its Wheeler River Pre-Feasibility Study, including expected capital and operating costs, and plans with respect to the environmental assessment and Feasibility Study process;
•	expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes;
•	estimates of its mineral reserves and mineral resources;
•	the realization of mineral reserve and mineral resource estimates;
•	expectations about 2020 and future market prices, production costs and global uranium supply and demand;
•	expectations regarding ongoing joint arrangements and Denison’ share of the same;
•	expectations regarding additions to its mineral reserves and resources through acquisitions and exploration;
•	expectations regarding the toll milling of Cigar Lake ores, and the relationships with its contractual partners with respect thereto;
•	future royalty and tax payments and rates; and
•	expectations regarding possible impacts of litigation and regulatory actions.

Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future.

Material Risks

Denison's actual results could differ materially from those anticipated. Management has identified the following risk factors which could have a material impact on the Company or the trading price of its Common Shares:

•	the capital intensive nature of mining industry and the uncertainty of funding;
•	global financial conditions, including market reaction to COVID-19;
•	risks related to the COVID-19 outbreak;
•	the speculative nature of exploration and development projects;
•	the imprecision of mineral reserve and mineral resource estimates;
•	the risks of, and market impacts on, developing mineral properties;
•	risks associated with the selection of novel mining methods, including the Company’s proposed use of the in-situ recovery uranium mining method;
•	Denison has a history of negative operating cash flow, which may continue into the future;
•	dependence on obtaining licenses, and other regulatory and policy risks;
•	uncertainty regarding engagement with Canada’s First Nations and Métis;
•	environment, health and safety risks;
•	global demand and international trade restrictions;
•	the impact of uranium price volatility on the valuation of Denison’s mineral reserves and mineral resources and the market price of its Common Shares;
•	uncertainty regarding public acceptance of nuclear energy and competition from other energy sources;
•	volatility in the market price of the Company’s Common Shares;

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•	the risk of dilution from future equity financings;
•	dependence on other operators of the Company’s projects;
•	reliance on contractors, experts, auditors and other third parties;
•	the risk of failure to realize benefits from transactions;
•	the risk of Denison’s inability to exploit, expand and replace its mineral reserves and mineral resources;
•	competition for properties;
•	risk of challenges to property title and/or contractual interests in Denison’s properties;
•	the risk of failure by Denison to meet its obligations to its creditors;
•	change of control restrictions;
•	uncertainty as to reclamation and decommissioning liabilities and timing;
•	potential for technical innovation rendering Denison’s products and services obsolete;
•	liabilities inherent in mining operations and the adequacy of insurance coverage;
•	the ability of Denison to ensure compliance with anti-bribery and anti-corruption laws;
•	the uncertainty regarding risks posed by climate change;
•	the reliance of the Company on its information systems and the risk of cyberattacks on those systems;
•	dependence on key personnel, including the ability to keep essential operational staff in place as a result of COVID-19 pandemic;
•	potential conflicts of interest for the Company’s directors who are engaged in similar businesses;
•	limitations of disclosure and internal controls;
•	the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation (“KEPCO”) and its subsidiary, Korea Hydro & Nuclear Power (“KHNP”);
•	volatility in the market price of the Common Shares;
•	risks associated with future sales of Common Shares by existing shareholders;
•	the risk of dilution from future equity or debt financings;
•	risks associated with the Company’s use of proceeds from the sale of its securities;
•	the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future;
•	absence of a market through which the Company’s securities, other than Common Shares, may be sold;
•	risks related to dilution to existing shareholders if stock options or share purchase warrants are exercised; and
•	risks related to the liquidity of the Common Shares.

The risk factors listed above are discussed in more detail later in this prospectus (see “Risk Factors”). The risk factors discussed in this prospectus are not, and should not be construed as being, exhaustive.

Material assumptions

The forward looking statements in this prospectus and the documents incorporated by reference herein are based on material assumptions, including the following, which may prove to be incorrect:

•	our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations;
•	assumptions regarding the timing and use of our cash resources;
•	our ability to, and the means by which we can, raise additional capital to advance other exploration and development objectives;
•	financial markets will not in the long term be adversely impacted by the COVID-19 pandemic;
•	our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations;
•	our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;
•	our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;
•	our expectations regarding spot prices and realized prices for uranium;
•	our expectations regarding tax rates, currency exchange rates, and interest rates;
•	our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;
•	our mineral reserve and resource estimates, and the assumptions upon which they are based;

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•	our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and
•	our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison at 40 University Avenue, Suite 1100, Toronto, Ontario, M5J 1T1, Canada, telephone: 416-979-1991 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set forth herein.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and each of the territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

•	the annual information form for the fiscal year ended December 31, 2019, dated as of March 13, 2020 (the “AIF”);

•	the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the notes thereto, management’s report on internal control over financial reporting, and the report of Independent Registered Public Accounting Firm thereon (the “Annual Financial Statements”);

•	management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2019, dated March 5, 2020 (the “Annual MD&A”);

•	the unaudited interim consolidated financial statements of the Company as at March 31, 2020 and for the three months ended March 31, 2020 and 2019, together with the notes thereto;

•	management’s discussion and analysis of financial condition and results of operations of the Company as at March 31, 2020 and for the three months ended March 31, 2020 and 2019, dated May 6, 2020 (the “Interim MD&A”);

•	the management information circular of the Company dated May 12, 2020 regarding the annual general meeting of shareholders of the Company to be held on June 25, 2020;

•	material change report dated March 23, 2020 regarding the Company’s announcement of a temporary suspension of activities related to the environmental assessment for the Wheeler River project and other discretionary activities; and

•	material change report dated March 31, 2020 regarding the Company’s announcement of an overnight marketed public offering of Common Shares for minimum gross proceeds of US$4.0 million.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus (“Form 44-101F1”) filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”)) filed by the Company after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

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In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this prospectus forms a part. In addition, the Company may incorporate by reference into this prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers included on the signature pages of the registration statement; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture or warrant agency agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

FINANCIAL AND EXCHANGE RATE INFORMATION

The annual consolidated financial statements of the Company incorporated by reference in this prospectus have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies.

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this prospectus refer to Canadian Dollars. References to “US$” or “U.S.$” in this prospectus refer to U.S. Dollars.

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The following table sets forth (i) the rate of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for the conversion of one U.S. dollar into Canadian dollars:

	US$ to C$		US$ to C$
	Fiscal Year Ended December 31		3 Months Ended March 31
	2019	2018	2020	2019
Rate at the end of period	1.2988	1.3642	1.4187	1.3363
Average rate during period	1.3269	1.2957	1.3349	1.3295
Highest rate during period	1.3600	1.3642	1.4496	1.3600
Lowest rate during period	1.2988	1.2288	1.2970	1.3095

The daily average exchange rate on June 1, 2020 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.3630 (C$1.00 = US$0.7337).

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section titled “Risk Factors” that immediately follows this description of the Company, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

Denison was formed by articles of amalgamation as International Uranium Corporation (“IUC”) effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by plan of arrangement under the OBCA (the “IUC Arrangement”). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”

Through its 2013 acquisitions of JNR Resources Inc. (“JNR”), Fission Energy Corp. (“Fission”) and Rockgate Capital Corp. and its 2014 acquisition of International Enexco Limited, Denison increased its project portfolio in Canada, primarily in the Athabasca Basin region in northern Saskatchewan.

In 2015 and 2016, Denison completed transactions to further its objective of focusing its business on the Company’s core assets in the Athabasca Basin region, completing the sale of its interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia to Uranium Industry a.s. (“UI”) in 2015 (the “Mongolia Transaction”) and completing a transaction with GoviEx Uranium Inc. (“GoviEx”) in 2016 to combine their respective African uranium mineral interests, with GoviEx acquiring Denison’s uranium mineral interests in Zambia, Mali and Namibia (the “Africa Transaction”).

The registered and head office of Denison is located at 1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1, Canada.

The Company is a reporting issuer in all of the provinces of Canada. The Company’s Common Shares are listed on the TSX under the symbol “DML” and the NYSE American under the symbol “DNN”.

The Company has five active subsidiaries: (i) Denison Mines Inc., which was incorporated under the laws of Ontario; (ii) Denison AB Holdings Corp., which was incorporated under the laws of British Columbia; (iii) Denison Waterbury Corp., which was incorporated under the laws of Ontario, through which the Company holds its interests in Waterbury Lake Uranium Corp. and Waterbury Lake Uranium LP, which were acquired by Denison as part of the Fission acquisition in April 2013; (iv) 9373721 Canada Inc., which was incorporated under the laws of Canada; and (v) Denison Mines (Bermuda) I Ltd., which was incorporated under the laws of Bermuda.

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Inter-Corporate Relationships

The chart below illustrates the Company’s inter-corporate relationships of its active subsidiaries as at the date hereof:

Denison Asset Overview

Uranium Exploration and Development

Denison’s uranium exploration properties are principally held directly by the Company or indirectly through DMI, Denison Waterbury Corp. and Denison AB Holdings Corp. Denison’s key assets in the Athabasca Basin in Northern Saskatchewan are:

•	A 90% interest in, and operator of, the Wheeler River project, which is host to the Phoenix and Gryphon uranium deposits – together representing the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region.

•	A 66.57% interest in, and operator of, the Waterbury Lake project, which includes the J Zone and Huskie uranium deposits.

•	A 22.50% interest in the McClean Lake uranium processing facility and uranium deposits, through its interest in the McClean Lake Joint Venture (“MLJV”) operated by Orano Canada Inc. (“Orano Canada”).

•	A 25.17% interest in the Midwest uranium project, operated by Orano Canada, which is host to the Midwest Main and Midwest A deposits.

•	An extensive portfolio of exploration properties in the Athabasca Basin.

Services

The Company generates cash flow through the following areas of its business:

•	Management of Uranium Participation Corporation (“UPC”)

Pursuant to a management services agreement, DMI serves as the manager of UPC, a publicly-traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (U3O8) and uranium hexafluoride (UF6).

•	The Closed Mines division of DMI (formerly Denison Environmental Services)

DMI provides mine care & maintenance, decommissioning, environmental and other services to select third party customers.

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Toll Milling

Denison is a party to a toll-milling arrangement through its 22.50% interest in the MLJV, whereby ore is processed for the Cigar Lake Joint Venture at the McClean Lake processing facility (the “Cigar Toll Milling”). In February 2017, Denison completed a financing (the “APG Transaction”) with Anglo Pacific Group PLC (“APG”) and its wholly owned subsidiary Centaurus Royalties Ltd. for gross proceeds to Denison of C$43.5 million. The APG Transaction monetized a portion of Denison’s future share of the Cigar Toll Milling, providing Denison with the financial flexibility to advance its interests in the Athabasca Basin, including the Wheeler River project.

While the APG Transaction monetized certain future toll milling receipts from the Cigar Toll Milling, Denison retains a 22.5% strategic ownership stake in the MLJV and McClean Lake processing facility.

COVID-19 Pandemic and Continuing Operations

On March 20, 2020, the Company announced a decision to temporarily suspend the environmental assessment process for the Wheeler River project (the “EA”) and other discretionary activities due to the significant social and economic disruption that has emerged as a result of the COVID-19 pandemic and the Company's commitment to ensure employee safety, support public health efforts to limit transmission of COVID-19, and exercise prudent financial discipline.

The Company identified the EA process as a key element of the Wheeler River project's critical path. Accordingly, the decision to temporarily suspend the EA process is expected to impact the project development schedule outlined in the Wheeler PFS Report (as defined herein). As a result, the Company has withdrawn certain forward looking information included in the PFS – specifically the start date of pre-development activities in 2021 and the expected date for first production from the Phoenix deposit in 2024. Given the uncertainty associated with the duration of the suspension, the Company is not currently able to estimate the overall impact to the project development schedule.

The social and economic disruption associated with the COVID-19 pandemic also led to the deferral by the MLJV of the SABRE test mining program and the planned completion of field work during the second and third quarter of 2020. It is the Company’s understanding that Orano Canada currently expects to reschedule the field work to occur during the second and third quarter of 2021. Accordingly, the related expenditures are no longer reflected in the Company’s Outlook for the year ending December 31. 2020, as disclosed (and incorporated by reference to this document) in the Company’s MD&A for the period ended March 31, 2020.

Based on the Company’s current cash flow forecast (before issuing any securities under this prospectus), management anticipates that it has sufficient financial resources to fund the continuation of planned operations for 12 months from the date of this prospectus. This assumes (a) certain strategic expense reductions (including estimates for further curtailment of exploration and evaluation activities) in early 2021, and (b) that the Company is able to realize proceeds of approximately $250,000 from the sale of a portion of its investments, valued at $9.1 million at the end of March 31, 2020. Further curtailments of operations by Denison, if necessary, may have a negative impact on the Company’s ability to resume the Wheeler River EA in future periods, but is not expected to impact the Company’s ability to service its revenue generating activities from its Closed Mines operations or the management services agreement with UPC.

To fund any additional activities not currently planned to be undertaken by the Company in 2020 or early 2021, including certain exploration, evaluation and development activities at the Wheeler River project and other of the Company’s projects, the Company will require additional financing, either through the realization of additional proceeds from the sale of its investments, issuance of shares in the Company, the sale of other assets, or other sources financing. The continued uncertainty surrounding the impact, duration and severity of the COVID-19 pandemic may require the Company to further adapt its plans in future periods.

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Litigation

Mongolia Arbitration

Pursuant to the terms of the Amended and Restated Share Purchase Agreement between Denison and UI dated November 25, 2015 (the “GSJV Purchase Agreement”) with respect to the Mongolia Transaction, the Company sold its interest in the GSJV effective December 1, 2015. In connection with the closing the Company received US$1,250,000 and retained rights to receive additional proceeds from contingent payments of up to US$12,000,000, for total consideration of up to US$13,250,000. The contingent payments are payable as follows: (1) US$5,000,000 within 60 days of the issuance of a mining licence for an area covered by any of the four principal exploration licences held by the GSJV, being the Hairhan, Haraat, Gurvan Saihan and Ulzit projects (the "First Project"); (2) US$5,000,000 within 60 days of the issuance of a mining licence for an area covered by any of the other exploration licences held by the GSJV (the "Second Project"); and (3) US$1,000,000 within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of each of the First Project and Second Project, respectively, for potential aggregate proceeds of US$2,000,000.

The issuance by the Mongolian government of mining licence certificates for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects in 2016 triggered an obligation for UI to make an aggregate of US$10,000,000 of contingent payments to Denison by November 16, 2016.

Pursuant to an extension agreement entered into between the Company and UI in January 2017 (the “Extension Agreement”), the payment due date for the contingent payments was extended from November 16, 2016 to July 16, 2017. As consideration for the extension, UI agreed to pay interest on the contingent payments at a rate of 5% per year, payable monthly up to July 16, 2017 and agreed to pay a US$100,000 installment amount towards the balance of contingent payments. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and UI is in breach of the GSJV Purchase Agreement and the Extension Agreement.

On February 24, 2017, the Company served notice to UI that UI was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the contingent payments and all interest payable thereon were immediately due and payable. On December 12, 2017, the Company filed a Request for Arbitration under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of UI’s obligations under the GSJV and Extension agreements. In response, UI counterclaimed (the “Counterclaim”) against the Company alleging various breaches of the GSJV Purchase Agreement and fraudulent and negligent misrepresentation. The Company views the Counterclaim as frivolous and without merit. Hearings in front of the three-person arbitration panel were held in December 2019, and all anticipated formal submissions to the panel have been made by each party. The arbitration panel’s findings are expected to be issued in 2020.

Other Arbitration

Denison commenced arbitration with Orano Canada and OURD in October 2019, with Denison’s initial written submission made on March 9, 2020. The arbitration relates to certain payments made under the joint venture agreement for the MLJV. Denison claims that these payments were required in breach of OURD and Orano’s contractual and other obligations. Denison seeks approximately C$6.5 million with respect to these payments, an unquantified amount for further damages and related contractual relief. The arbitration hearing is expected to be held in 2020.

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RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Before deciding whether to invest in any securities of the Company, investors should consider carefully the risks discussed below, the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of securities.

Risks Relating to the Company and the Mining Industry

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and any operation of mines and facilities requires a substantial amount of capital and the ability of the Company to proceed with any of its plans with respect thereto depends on its ability to obtain financing through joint ventures, equity financing, debt financing or other means. The Company intends to use the proceeds from its recent public offering of Common Shares, which closed on April 9, 2020, to fund the Company’s business activities planned for the remainder of fiscal 2020 and into 2021, as well as for general working capital purposes.

To fund additional activities, including certain exploration, evaluation and development activities, the Company anticipates that it will require additional financing. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company's business or operations or other factors may make it difficult to secure financing necessary to fund the substantial capital that is typically required in order to continue to advance a mineral project, such as the Wheeler River project, through the testing, permitting and feasibility processes to a production decision or to place a property, such as the Wheeler River project, into commercial production. Similarly, there is uncertainty regarding the Company's ability to fund additional exploration of the Company's projects or the acquisition of new projects. In addition, the Company has committed a significant portion of its short to medium term cash flows in connection with the APG Transaction.

There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, and failure to obtain such additional financing could result in the delay or indefinite postponement of any or all of the Company's exploration, development or other growth initiatives.

Global Financial Conditions

Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant recent market reaction to the novel coronavirus (COVID-19) pandemic, resulting in a significant reduction in in many major market indices. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These instances of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Common Shares.

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COVID-19 Outbreaks

The outbreak of COVID-19 has caused, and may cause further, disruptions to the Company’s business and operational plans. Such disruptions may result from (i) restrictions that governments and communities impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected. These disruptions may severely impact the Company’s ability to carry out its business plans for 2020.

Speculative Nature of Exploration and Development

Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s uranium deposits are commercially mineable.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced, or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the Company’s estimates of mineral reserves and mineral resources are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Risks of, and Market Impacts on, Developing Mineral Properties

Denison's uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison's current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, such as for the Wheeler River project, substantial expenditures are still required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permitting and assets to commence commercial operations.

Development projects are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically cyclical.

Subject to the availability of capital, if a feasibility study is completed for the Wheeler River Project in the future, such a feasibility study, and any estimates of mineral reserves and mineral resources, development costs, operating costs and estimates of future cash flow contained therein, will be based on Denison's interpretation of the information available to-date. Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. For example, the capital and operating cost projections and related economic indicators in the Wheeler PFS Report (as defined herein) may vary significantly from the capital and operating costs and economic returns estimated by a final feasibility study or actual expenditures.

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The decision as to whether a property, such as the Wheeler River project, contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated. Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, unavailability of labour, increased costs of processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental, etc.), fluctuations in uranium prices, and accidents, labour actions and force majeure events.

The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale. The demand for uranium and other minerals is subject to global economic activity and changing attitudes of consumers and other end-users' demand.

Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of Denison and its operations.

Denison has a history of negative operating cash flow and may continue to experience negative operating cash flow

Denison had negative operating cash flow for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flow until such time, if at all, its Wheeler River project goes into production. To the extent that Denison has negative operating cash flow in future periods, Denison may need to allocate a portion of its cash reserves to fund such negative cash flow. Denison may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

Risks Associated with the Selection of Novel Mining Methods

As disclosed in a technical report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada” dated October 30, 2018 (the “Wheeler PFS Report”), Denison has selected the ISR mining method for production at the Phoenix deposit. While test work completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR, actual conditions could be materially different from those estimated based on the Company’s technical studies completed to-date. While industry best practices have been utilized in the development of its estimates, actual results may differ significantly. Denison will need to complete substantial additional work to further advance and/or confirm its current estimates and projections for development to the level of a feasibility study. As a result, it is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s best estimates.

Dependence on Obtaining Licenses, and other Regulatory and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments including the Saskatchewan Government and the Canadian Nuclear Safety Commission. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison's mines and processing facilities. It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison's decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time.

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The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which involve multiple governmental agencies. Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays. Obtaining these government approvals includes among other things, obtaining environmental assessments and engaging with local communities. See “Engagement with Canada’s First Nations and Métis” for more information regarding Denison’s community engagement. In addition, future changes in governments, regulations and policies, such as those affecting Denison's mining operations and uranium transport, could materially and adversely affect Denison's results of operations and financial condition in a particular period or its long-term business prospects.

The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its projects and in the surrounding communities. The real or perceived impacts of the activities of other mining companies, locally or globally, may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be obtained or renewed on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

On March 20, 2020 the Company announced a temporary suspension of activities related to the EA for the Wheeler River project, an important part of which involves extensive in-person engagement and consultation with various interested parties. Accordingly, the decision to suspend the EA was motivated by the significant social and economic disruptions that have emerged as a result of the COVID-19 pandemic. The EA process is a key element of the Wheeler River project’s critical path and as a result, there is a risk that the development schedule outlined in the Wheeler PFS Report will be impacted unfavourably by the suspension.

Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Engagement with Canada's First Nations and Métis

First Nations and Métis rights, entitlements and title claims may impact Denison's ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Métis people have not signed treaties; they assert aboriginal rights throughout Saskatchewan, including aboriginal title over most if not all of the Company's project lands.

Managing relations with the local First Nations and Métis communities is a matter of paramount importance to Denison. Engagement with, and consideration of other rights of, potentially affected Indigenous peoples may require accommodations, including undertakings regarding funding, contracting, environmental practices, employment and other matters and can be difficult. This may affect the timetable and costs of exploration, evaluation and development of the Company's projects.

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The Company's relationships with communities of interest are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company's reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company's efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with communities of interest, including local First Nations and Métis, may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company's exploration, development and production plans, and could have a significant adverse impact on the Company's share price and financial condition.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licences and approvals. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to advance its projects and, as a result, on its financial position and results.

Global Demand and International Trade Restrictions

The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia is limited by international trade agreements.

Over the past two years, policy related reviews in the United States have impacted the nuclear fuel market. In 2018, certain uranium producers filed a petition with the U.S. Department of Commerce (“DOC”) to investigate the import of uranium into the U.S. under Section 232 of the 1962 Trade Expansion Act. In July 2019 the U.S. President ultimately concluded that uranium imports do not threaten national security and no trade actions were implemented; however, a further review of the nuclear supply chain in the U.S. was ordered, and the Nuclear Fuels Working Group (“NFWG”) was established. The NFWG reported its findings on April 23, 2020, which among other recommendations included a plan to budget US$150 million per year, in each of the next 10 years, for uranium purchases from U.S. producers, to increase that nation’s strategic reserve. The long-awaited report ended a period of uncertainty and disruption in the nuclear fuel market.

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The uncertainty surrounding this Section 232 trade action and the subsequent NFWG review is believed to have impacted the uranium purchasing activities of nuclear utilities, especially in the U.S., and consequently negatively impacted the market price of uranium and the uranium industry as a whole.

In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world. Similarly, trade restrictions have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting global marketing and supply of uranium, the Company's business, financial condition and results of operations may be materially adversely affected.

Volatility and Sensitivity to Market Prices

The value of the Company's mineral resources, mineral reserves and estimates of the viability of future production for its projects is heavily influenced by long and short term market prices of U308. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison's control. Such factors include, among others: demand for nuclear power, political, economic and social conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.

Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the economic viability of the Company's projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Current estimates project increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority owner of the McClean Lake and Midwest joint ventures in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Orano Canada maintains the regulatory licences in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. Any lengthy work stoppages, or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance, may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

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Reliance on Contractors and Experts

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd., the acquisition of Fission, the acquisition of JNR Resources Inc., the sale of its mining assets and operations located in the United States to Energy Fuels Inc., the Mongolia Transaction, the Africa Transaction, the optioning of the Moore Lake property to Skyharbour Resources Ltd., the acquisition of an 80% interest in the Hook-Carter property from ALX Resources Corp., the acquisition of an interest in the Moon Lake property from CanAlaska Uranium Ltd., entering into the APG Transaction and the acquisition of Cameco Corporation’s minority interest in the Wheeler River Joint Venture. Despite Denison's belief that these transactions, and others which may be completed in the future, will be in Denison's best interest and benefit the Company and Denison's shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Common Shares.

Inability to Exploit, Expand and Replace Mineral Reserves and Mineral Resources

Denison's mineral reserves and resources at its Wheeler River, Waterbury Lake, McClean Lake and Midwest projects are Denison's material future sources of possible uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison's sources of future production for uranium concentrates will decrease over time if its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the Canadian federal, provincial and local governments, as well as by First Nations and Métis.

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There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison's property, they could have a material adverse effect on Denison's results of operations, financial condition, reported mineral reserves and resources and/or long-term business prospects.

Ability to Maintain Obligations under Credit Facility and Other Debt

The 2020 credit facility with the Bank of Nova Scotia (the “Credit Facility”) has a term of one year, and will need to be renewed on or before January 31, 2021. There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison is also subject to a number of restrictive covenants under the Credit Facility and the APG Transaction, such as restrictions on Denison's ability to incur additional indebtedness and sell, transfer of otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way.

Events may occur in the future, including events out of Denison's control, which could cause Denison to fail to satisfy its obligations under the Credit Facility, APG Transaction or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility and APG Transaction are secured by DMI's main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility, APG Transaction or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Change of Control Restrictions

The APG Transaction and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Transaction, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

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Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest; personal injury or death; environmental damage, delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company's business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate Change

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees and contractors. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures, affecting the Company’s winter exploration programs at certain of its material projects. Any such event could result in material economic harm to Denison.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, environmental impacts from mineral exploration and mining activities are inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information Systems and Cyber Security

The Company's operations depend upon the availability, capacity, reliability and security of its information technology (“IT”) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

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The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however, these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. In addition, Denison’s ability to keep essential operating staff in place may also be challenged as a result of potential COVID-19 outbreaks or quarantines.

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

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Potential Influence of KEPCO and KHNP

Effective December 2016, KEPCO indirectly transferred the majority of its interest in Denison to KHNP Canada. Denison and KHNP Canada subsequently entered into the KHNP SRA (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to representation on the Company’s board of directors (the “Board”). Provided KHNP Canada holds over 5% of the Common Shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KHNP Canada’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.

United States investors may not be able to obtain enforcement of civil liabilities against the Company

 The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the OBCA, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion, of their assets and the Company’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” and the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

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The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company

In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Risks Related to Our Securities

Market Price of Common Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. As noted above, global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant recent market reaction to the COVID-19 pandemic, resulting in a significant reduction in in many major market indices.

The price of Denison's securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports and/or news releases. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison's securities; the size of Denison's public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison's securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison's securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company's ability to raise capital through future sales of Common Shares. In particular, to the knowledge of the Company, KHNP Canada holds approximately 9.31% of the issued and outstanding Common Shares. If KHNP Canada decides to liquidate all or a significant portion of its position, it could adversely affect the price of the Common Shares.

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Dilution from Further Issuances

While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison's present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large-scale uranium producer in Canada. Denison will require additional funds to further such activities.

Denison may sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance its exploration, evaluation, development and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of Common Shares. Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

Use of Proceeds

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable prospectus supplement, we will have broad discretion over the use of the net proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how we allocate or spend the proceeds from an offering of our securities. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may increase our losses.

No Dividends

We have not declared or paid any regular dividends on our Common Shares. Our current business plan requires that for the foreseeable future, any future earnings be reinvested to finance the growth and development of our business. We do not intend to pay cash dividends on the Common Shares in the foreseeable future. We will not declare or pay any cash dividends until such time as our cash flow exceeds our capital requirements and will depend upon, among other things, conditions then existing including earnings, financial condition, restrictions in financing arrangements, business opportunities and conditions and other factors, or our Board determines that our shareholders could make better use of the cash.

Market for Securities

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our subscription receipts, units, debt securities, share purchase contracts or warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell subscription receipts, units, debt securities, share purchase contracts or warrants purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted of those securities, may be adversely affected by, among other things:

•	changes in the overall market for those securities;

•	changes in our financial performance or prospects;

•	changes or perceived changes in our creditworthiness;

•	the prospects for companies in the industry generally;

•	the number of holders of those securities;

•	the interest of securities dealers in making a market for those securities; and

•	prevailing interest rates.

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There can be no assurance that fluctuations in the trading price will not materially adversely impact our ability to raise equity funding without significant dilution to our existing shareholders, or at all.

Unsecured Debt Securities

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities. See “Description of Debt Securities”.

Liquidity of Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

Dilution from Exercise of Outstanding Stock Options and Warrants or Settlement of Share Units

The Company has stock options and warrants issued, representing a right to receive Common Shares upon their exercise. In addition, the Company has share units issued, representing a right to receive Common Shares on vesting and satisfaction of the settlement conditions. The exercise of the stock options or warrants or the settlement of the share units and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which deems it appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant share purchase warrants and the Company is expected to grant additional stock options and share units. Any share issuances from the Company’s treasury will result in immediate dilution to existing Shareholders’ percentage interest in the company.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from any sale of our securities to advance business objectives outlined in this prospectus and the documents incorporated by reference herein, for working capital requirements and for exploration and development of the Company’s mineral property interests, including but not limited to the development of the Wheeler River project through to the envisioned start of commercial production.

In order to raise additional funds to finance future growth opportunities, we may, from time to time, issue securities. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our consolidated share or debt capital since March 31, 2020, the date of our financial statements for the most recently completed financial period, other than the issuance and sale of 28,750,000 Common Shares pursuant to a recent public offering, which closed on April 9, 2020 and the issuance of an aggregate of 539,750 restricted share units to certain employees of the Corporation, as bonus compensation for 2019 performance in lieu of cash compensation.

PRIOR SALES

Information in respect of our Common Shares that we issued within the previous 12-month period, including Common Shares that we issued either upon the exercise of options, or which were granted under our Stock Option Plan, or any other equity compensation plan, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

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TRADING PRICE AND VOLUME

The Company’s Common Shares are listed and posted for trading on the TSX under the symbol “DML” and NYSE American under the symbol “DNN”. Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each prospectus supplement to this prospectus.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this prospectus, there were 626,057,148 Common Shares issued and outstanding.

In addition, as of the date of this prospectus, there were 15,885,743 Common Shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of C$0.6649, and 8,145,187 Common shares issuable upon the conversion of outstanding share units, for a total of 650,088,078 Common Shares on a fully-diluted basis.

All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our bylaws and in the OBCA. See “Risk Factors”.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Denison may issue subscription receipts separately or in combination with one or more other securities. The subscription receipts will entitle holders thereof to receive, upon satisfaction of certain Release Conditions (as defined herein) and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. Denison will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions and in the United States, after it has been entered into, and such Subscription Receipt Agreement will be available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that the Company may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of subscription receipts being offered;

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•	the price at which the subscription receipts will be offered;
•	the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the Release Conditions (as defined herein), and any procedures that will result in the adjustment of those numbers;
•	the conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof (the “Release Conditions”);
•	the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;
•	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;
•	the identity of the Escrow Agent;
•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;
•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;
•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;
•	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;
•	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
•	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;
•	any entitlement of Denison to purchase the subscription receipts in the open market by private agreement or otherwise;
•	whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;
•	whether the Company will issue the subscription receipts as bearer securities, as registered securities or both;
•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Denison securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
•	whether the Company will apply to list the subscription receipts on a securities exchange or automated interdealer quotation system;
•	material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and
•	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against the Company in respect of the purchase and conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt and the additional amount paid upon conversion, if any, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of Denison. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

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Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF UNITS

Denison may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

•	the designation and aggregate number of units being offered;
•	the price at which the units will be offered;
•	the designation, number and terms of the securities comprising the units and any agreement governing the units;
•	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;
•	whether the Company will apply to list the units on a securities exchange or automated interdealer quotation system;
•	material U.S. and Canadian federal income tax consequences of owning the units, including how the purchase price paid for the units will be allocated among the securities comprising the units; and
•	any other material terms or conditions of the units.

DESCRIPTION OF DEBT SECURITIES

In this description of debt securities, “we”, “us”, “our” or “the Company” refers to Denison Mines Corp., but not to its subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture, or the indenture, to be entered into between us and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) and the OBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

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We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

•	the title of the debt securities;
•	the aggregate principal amount of the debt securities;
•	the percentage of principal amount at which the debt securities will be issued;
•	whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;
•	whether the payment of the debt securities will be guaranteed by one or more affiliates or associates of the Company;
•	the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;
•	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;
•	the place or places we will pay principal, premium, if any, and interest and the place or places where debt securities can be presented for registration of transfer or exchange;
•	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;
•	whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;
•	whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;
•	the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$1,000 and any multiple of U.S.$l,000 and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;
•	whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;
•	whether payments on the debt securities will be payable with reference to any index or formula;
•	whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;
•	whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;
•	the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;
•	any changes or additions to events of default or covenants;
•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;
•	whether the holders of any series of debt securities have special rights if specified events occur;
•	any mandatory or optional redemption or sinking fund or analogous provisions;
•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;
•	rights, if any, on a change of control;
•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

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•	material U.S. and Canadian federal income tax consequences of owning the debt securities;
•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

If any debt securities being offered will be guaranteed by one or more affiliates or associates of the Company, (i) the prospectus supplement relating to such offering will include the credit supporter disclosure required by section 12.1 of Form 44-101F1 or, if applicable, will disclose that the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure, and (ii) the prospectus supplement relating to such offering will include certificates signed by each credit supporter as required by section 5.12 of National Instrument 41-101 – General Prospectus Requirements. The Company has filed with this prospectus the undertaking required by paragraph 4.2(a)(ix) of NI 44-101 to file the periodic and timely disclosure of each credit supporter similar to the disclosure required under section 12.1 of Form 44- 101F1 for so long as the securities being distributed are issued and outstanding, unless the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Original purchasers of debt securities which are convertible into or exchangeable for other securities of the Company will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such debt security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the debt security and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

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Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

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At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•	issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;
•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;
•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or
•	issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

•	we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;
•	we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;
•	we fail to make any required sinking fund or analogous payment for that series of debt securities;
•	we fail to observe or perform any of the covenants described in the section above “Merger, Amalgamation or Consolidation” for a period of 30 days;
•	we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;
•	a default (as defined in any indenture or instrument under which we or one of our subsidiaries has at the time of the indenture relating to this prospectus or will thereafter have outstanding any indebtedness) has occurred and is continuing, or we or any of our subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$5,000,000 and 2% of our shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities relating to this prospectus until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our subsidiaries, it will be considered an event of default for purposes of the indenture governing the debt securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to us or our subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;

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•	certain events involving our bankruptcy, insolvency or reorganization; and
•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal and interest and premium, if any, of the debt securities of the series; or
•	if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;
•	the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and
•	the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

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However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

•	we will be discharged from the obligations with respect to the debt securities of that series; or
•	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must deliver to the trustee:

•	an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;
•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and
•	a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;
•	we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and
•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;
•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;
•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;
•	change the place or currency of any payment;
•	affect the holder’s right to require us to repurchase the debt securities at the holder’s option;

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•	impair the right of the holders to institute a suit to enforce their rights to payment;
•	adversely affect any conversion or exchange right related to a series of debt securities;
•	change the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or
•	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

•	evidence our successor under the indenture;
•	add covenants or surrender any right or power for the benefit of holders;
•	add events of default;
•	provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;
•	establish the forms of the debt securities;
•	appoint a successor trustee under the indenture;
•	add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;
•	cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;
•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or
•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate has or acquires any conflicting interest, within the meaning of the Trust Indenture Act, the trustee must either eliminate the conflicting interest or resign within 90 days.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

In connection with the indenture, we will designate and appoint C T Corporation System, 28 Liberty Street, New York, New York 10005, as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

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Enforceability of Judgments

Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of Ontario permit an action to be brought in a court of competent jurisdiction in the Province of Ontario to recognize a judgment a court of competent jurisdiction of the State of New York. An Ontario court would give judgment based upon an in personam judgment of a New York Court without reconsideration of the merits if: (a) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (b) the New York judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the New York Court; and (d) the New York law that led to the judgment is not contrary to public policy, as that term would be applied by an Ontario Court. The enforceability of a New York judgment in Ontario will be subject to the requirements that: (i) an action to enforce the New York judgment must be commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York judgment if the New York judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York judgment may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally. The enforceability of a New York judgment in Ontario will be subject to the following defenses: (i) the New York judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the New York judgment is for a claim which under the law of Ontario would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the New York judgment is contrary to the public policy of Ontario or to an order made by the Attorney General of Ontario under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the New York judgment has been satisfied or is void or voidable under New York law.

We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material U.S. and Canadian federal income tax consequences of owning the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

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Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the purchase and conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the share purchase contract and the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants.

Warrants may be issued independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by the Company and with one or more financial institutions or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that it will not distribute warrants that, according to the aforementioned terms as described in the applicable prospectus supplement for warrants supplementing this prospectus, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions and in the United States, after it has been entered into, and will be available electronically on SEDAR at www.sedar.com.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

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In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of equity warrants;
•	the price at which the equity warrants will be offered;
•	the currency or currencies in which the equity warrants will be offered;
•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;
•	the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;
•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of Common Shares that may be purchased, (ii) the exercise price per Common Share or (iii) the expiry of the equity warrants;
•	whether the Company will issue fractional shares;
•	whether the Company has applied to list the equity warrants or the underlying shares on a securities exchange or automated interdealer quotation system;
•	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;
•	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;
•	whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
•	material U.S. and Canadian federal income tax consequences of owning the equity warrants; and
•	any other material terms or conditions of the equity warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered,

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a resident of Canada or to an investor who is a non-resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986 (the “Code”)), in addition to those U.S. federal income tax considerations described below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders”. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

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material united states federal income tax considerations for u.s. holders

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Common Shares. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Common Shares pursuant to a prospectus supplement and that hold those Common Shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Common Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Common Shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement;

•	persons holding our Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•	persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Common Shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Common Shares.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is:

•	An individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

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PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.

Passive Foreign Investment Company Rules

If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Common Shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a Qualified Electing Fund Election (a “QEF Election”), with respect to all taxable years during such U.S. Holders holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the Common Shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.

In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. Currently, we do not expect that we would provide the information necessary for U.S. Holders to make a QEF Election if we determine that we are a PFIC.

U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our Common Shares are listed on the NYSE American, which is a qualified exchange for these purposes. Consequently, if our Common Shares remain listed on the NYSE American and are regularly traded, and you are a holder of Common Shares, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its own tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Common Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (“IRS”), unless the Common Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Unless otherwise provided by the United States Treasury Department, or the “U.S. Treasury”, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

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Cash Dividends and Other Distributions

Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Common Shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under the heading “Sale or Disposition of Common Shares”). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its Common Shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are readily tradable on an established securities market, the NYSE American. We may also be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, we expect that a non-corporate U.S. Holder should qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.

If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Common Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

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Subject to the discussion under the heading “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year, subject to the PFIC rules discussed below. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax, or “Medicare contribution tax”, on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its own tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of its investment in our Common Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

U.S. Holders paying more than $100,000 for our Common Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our Common Shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares.

PLAN OF DISTRIBUTION

The Company may sell securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

•	the person offering the securities (the Company);
•	the name or names of any underwriters, dealers or other placement agents;
•	the number and the purchase price of, and form of consideration for, the securities;
•	the proceeds to the Company from such sale; and
•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

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Agents, underwriters or dealers may make sales of our securities in privately negotiated transaction and/or any other method permitted by law and our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

In the event that the Company determines to pursue an “at-the-market” offering in Canada, the Company will apply for the required exemptive relief from the applicable Canadian securities commissions.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

The Company may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any securities offered hereby. Where the Company pays such commission, it will be paid out of the general corporate funds of the Company.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an “at the market distribution” or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of our securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. A purchaser who acquires securities forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

AGENT FOR SERVICE OF PROCESS

Jun Gon Kim, a director of the Company, resides outside of Canada and has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Jun Gon Kim, Director	Blakes Vancouver Services Inc. Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Troutman Sanders LLP, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares, and the partners and associates of Troutman Sanders LLP beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares.

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AUDITOR, TRANSFER AGENT AND REGISTRAR

The Company’s Independent Registered Public Accounting Firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at 18 York Street, Suite 2600, Toronto, Ontario, Canada, M5J 0B2. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of Chartered Professional Accountants of Ontario CPA Code of Professional Conduct. PricewaterhouseCoopers LLP is an Independent Registered Accounting Firm in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the PCAOB.

The Company’s transfer agent and registrar is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

INTEREST OF EXPERTS

The principal author of the technical report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada” dated October 30, 2018 was Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. (“SRK”), who is independent in accordance with the requirements of NI 43-101.

The technical report entitled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan” dated December 21, 2018 was authored by Serdar Donmez, P.Geo.,E.I.T., Dale Verran, Pr.Sci.Nat., P.Geo., and Paul Burry, P.Geo. of Denison, Oy Leuangthong, P.Eng, and Cliff Revering, P.Eng, of SRK, Allan Armitage, P.Geo, of SGS Geostat and Alan Sexton, P.Geo, of GeoVector Management Inc. (“GeoVector”). Each of Messrs. Leuangthong, Revering, Armitaage and Sexton, and their respective firms, are independent in accordance with the requirements of NI 43-101.

Roscoe Postle Associates Inc. (“RPA”), which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101, prepared the following technical reports: (a) the technical report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.; (b) the technical report entitled “Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan” dated January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo.; and (c) the technical report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.

The technical report entitled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018 was authored by Dale Verran, MSc, Pr.Sci.Nat. and Chad Sorba, P.Geo, of the Company and G. David Keller, PGeo, formerly of SRK, and Oy Leuangthong, PEng, of SRK. Each of Messrs. Keller and Leuangthong and SRK are independent in accordance with the requirements of NI 43-101.

To the knowledge of Denison as of the date hereof, each of RPA, GeoVector, SGS Geostat, and SRK and each of their respective partners, employees and consultants who participated in the preparation of the aforementioned reports, or who were in a position to influence the outcome of such reports, are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

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The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the OBCA. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if this prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

In an offering of warrants, or other convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants for other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages, that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

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